REEVES TELECOM LIMITED PARTNERSHIP

September 10, 2008

VIA EDGAR

Kyle Moffatt
Account Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Reeves Telecom Limited Partnership (the “Partnership”)
Commission File No. 0-09305;
Letter of Kyle Moffatt, dated August 21, 2008 (the “Comment Letter”), regarding
Form 10-K for fiscal year ended December 31, 2007,
Filed March 31, 2008, as amended

Dear Mr. Moffatt:

The Partnership hereby requests an extension of the time to respond to the Comment Letter. We anticipate filing our response by the close of business on Friday, September 12, 2008. Please do not hesitate to contact the undersigned in connection with this request or the Comment Letter.

Very truly yours, /S/ DAVIS P. STOWELL Davis P. Stowell President of Grace Property Management, Inc., General Partner of Reeves Telecom Limited Partnership